40 - 33

FRANKLIN TEMPLETON
INVESTMENTS

One Franklin Parkway
San Mateo, CA 94403-1906
tel 650/312.2000
franklintempleton.com

04029002

April 21, 2004

811 - 6242

Filing Desk
U.S. Securities and Exchange Commission
450 Fifth Street N.W.
Washington, DC 20549

SEC MAIL PROCESSING
RECEIVED
APR 22 2004
WASH. D.C. 206 SECTION

Re: Filings for All Listed Parties as Attached in Exhibit A Pursuant to Section 33(a) of the Investment Company Act of 1940, as amended (the "1940 Act").

Ladies and Gentlemen:

Enclosed for filing pursuant to Section 33(a) of the 1940 Act, on behalf of all listed parties named in attached Exhibit A, as applicable, is a copy of a Complaint filed by a shareholder of the Fund in the United States District Court, Southern District of New York in the matter of Hedi Hertz v. Harmon E. Burns, et al. Case No. 04-CV-02489.

Please acknowledge receipt of this filing by date-stamping the enclosed copy of this letter and returning it in the envelope provided.

If you have any questions, please contact the undersigned at (650) 312-4843.

Sincerely,

Aliya S. Gordon

Aliya Gordon
Associate Corporate Counsel

PROCESSED
MAY 05 2004
THOMSON
FINANCIAL

Enclosure

Barbara J. Green, Esq. (w/o enclosure)
Murray L. Simpson, Esq. (w/o enclosure)

Exhibit A		
Fund/Trust Name	***811 Number***	***Adviser***
Adjustable Rate Securities Portfolio	811-6242	Franklin Advisers, Inc.
Franklin California Tax-Free Income Fund, Inc.	811-730	Franklin Advisers, Inc.
Franklin California Tax-Free Trust	811-4356	Franklin Advisers, Inc.
Franklin Capital Growth Fund	811-334	Franklin Advisers, Inc.
Franklin Custodian Funds, Inc.	811-537	Franklin Advisers, Inc.
Franklin Custodian Funds, Inc.– *Franklin Growth Fund*	811-537	Franklin Investment Advisory Services, Inc.
Franklin Federal Money Fund	811-3052	Franklin Advisers, Inc.
Franklin Federal Tax-Free Income Fund	811-3395	Franklin Advisers, Inc.
Franklin Floating Rate Master Trust	811-09869	Franklin Advisers, Inc.
Franklin Global Trust- -Global Aggressive Growth -Global Growth -Internat'l Smaller Cos. Growth	811-10157	Franklin Advisers, Inc. (subadvised by Fiduciary International, Inc.)
Franklin Global Trust- -Fiduciary European Smaller Companies		

-Fiduciary Large Capitalization Growth and Income -Fiduciary Small Capitalization Equity -Fiduciary Core Fixed Income -Fiduciary Core Plus Fixed Income -Fiduciary High Income	811-10157	Fiduciary International, Inc. (subadvised by Franklin Advisers, Inc.)
Franklin Gold and Precious Metals	811-1700	Franklin Advisers, Inc.
Franklin High Income Trust	811-1608	Franklin Advisers, Inc.
Franklin Investors Securities Trust	811-4986	Franklin Advisers, Inc.
Franklin Managed Trust	811-4894	Franklin Advisory Services, Inc.
Franklin Money Fund	811-2605	Franklin Advisers, Inc.
Franklin Municipal Securities Trust	811-6481	Franklin Advisers, Inc.
Franklin Mutual Series Fund, Inc.	811-5387	Franklin Mutual Advisers, Inc.
Franklin New York Tax-Free Income	811-3479	Franklin Advisers, Inc.
Franklin New York Tax-Free Trust	811-4787	Franklin Advisers, Inc.
Franklin Real Estate Securities Trust	811-8034	Franklin Advisers, Inc.
Franklin Strategic Mortgage Portfolio	811-7288	Franklin Advisers, Inc.
Franklin Strategic Series -all except U.S. Long-Short	811-6243	Franklin Advisers, Inc. (U.S. L-S subadvised by Franklin Templeton

		Alternative Strategies, Inc.
Franklin Tax-Exempt Money Fund	811-3193	Franklin Advisers, Inc.
Franklin Tax-Free Trust	811-4149	Franklin Advisers, Inc.
Franklin Templeton Fund Allocator Series	811-7851	Franklin Advisers, Inc.
Franklin Templeton Global Trust	811-4450	Franklin Advisers, Inc.
Franklin Templeton International Trust Templeton Foreign Smaller Cos. Templeton Global Long-Short	811-6336	Franklin Advisers, Inc. -subadvised by Templeton Investment Counsel, LLC and further subadvised by Franklin Templeton Investments (Asia) Limited -subadvised by Templeton Global Advisors, Ltd.
Franklin Templeton Money Fund Trust	811-8962	Franklin Advisers, Inc.
Franklin Templeton Variable Insurance Products Trust -Templeton Developing Markets -Templeton Global Asset Allocation -Templeton Growth Securities	811-5583	Franklin Advisers, Inc. Templeton Asset Management, Ltd. Templeton Investment Counsel, Inc. (subadvised by Franklin Advisers, Inc.)

		-Templeton Global Advisors, Ltd. (subadvised by Templeton Asset Management, Ltd.
Franklin Value Investors Trust	811-5878	Franklin Advisory Services, LLC
Institutional Fiduciary Trust	811-4267	Franklin Advisers, Inc.
The Money Market Portfolios	811-7038	Franklin Advisers, Inc.
Franklin Universal Trust (closed end)	811-5569	Franklin Advisers, Inc.
Templeton China World	811-7876	Templeton Asset Management, Ltd.
Templeton Developing Markets Trust	811-6378	Templeton Asset Management, Ltd.
Templeton Funds, Inc.	811-2781	Templeton Global Advisors, Ltd.
Templeton Global Investment Trust	811-8226	*Templeton Internat'l (ex EM) Fund-* Templeton Global Advisors, Ltd. *FT Non-U.S. Dynamic Core Equity Series-* Franklin Templeton Alternative Strategies, Inc. -subadvised by Fiduciary Internat'l, Inc.
Templeton Global Opportunities Trust	811-5914	Templeton Investment Counsel, LLC
Templeton Global Smaller Companies Fund, Inc.	811-3143	Templeton Investment Counsel, LLC -subadvised by F-T Investments (Asia)

		Ltd
Templeton Growth Fund, Inc.	811-4892	Templeton Global Advisors, Ltd.
Templeton Income Trust	811-4706	Franklin Advisers, Inc.
Not sure if mentioned in Complaint directly, but Templeton Institutional Funds, Inc.	811-6135	*Emerging Markets Series* – Templeton Asset Management, Ltd. *Emerging Fixed Income Markets Series* – Franklin Advisers, Inc. *Foreign Equity Series* – Templeton Investment Counsel, Inc. *Foreign Smaller Companies Series* – Templeton Investment Counsel, LLC -subadvised by FT Investments (Asia) Limited *FT Non U.S. Core Equity Series* – FT Alternative Strategies, Inc. -subadvised by Fiduciary Internat'l, Inc.

UNITED STATES DISTRICT COURT
SOUTHERN DISTRICT OF NEW YORK

JUDGE HOLWELL

HEDI HERTZ, derivatively, on behalf of FRANKLIN RESOURCES, INC.	)	04 CV 02489 CASE NO.
Plaintiff,	)	
Defendants,	)	
HARMON E. BURNS, CHARLES CROCKER, F. WARREN HELLMAN, ROBERT D. JOFFE, CHARLES B. JOHNSON, CHARLES E. JOHNSON, RUPERT H. JOHNSON, THOMAS H. KEAN, JAMES A. MCCARTHY, HARRY O. KLINE, CHUTTA RATHATHICAN, PETER M. SACERDOTE, ANNE M. TATLOCK LOUIS E. WOODWORTH,	)	
-and-	)	
FRANKLIN RESOURCES, INC.,	)	
Nominal Defendant.	)	

VERIFIED STOCKHOLDER DERIVATIVE ACTION

Plaintiff, by and through her attorneys of record, hereby brings this Action derivatively on behalf of nominal defendant Franklin Resources, Inc., and alleges upon personal knowledge as to her own acts and as to all other matters upon information and belief, *inter alia,* the investigation conducting by plaintiff's counsel, as follows:

INTRODUCTION

1. This is a stockholder's derivative action brought by plaintiff, who is now and at all relevant times herein has been a shareholder of Franklin Resources, Inc. ("Franklin" or the "Company").

2. The Individual Defendants, as identified below, were or are the members of the Board of Directors of Franklin. Each of the Individual Defendants are highly compensated, and benefit from compensation plans which provide them with incentives to remain on the Board and provide further incentives to maintain a high price for Franklin stock.

3. As further set forth herein, between February 6, 1999 and February 4, 2004, inclusive, Franklin managed a number of mutual funds, hedge funds, and Small Mid-Cap Growth Funds.

4. Notwithstanding the relatively high profit rates which could be provided through hedge fund activity (as distinguished from typically more sedate mutual fund activities), the defendants failed to adequately monitor and ensure that Small Mid-Cap Growth Fund, hedge fund and mutual fund activities were kept separate and discrete so as to prevent damages to the investors in Franklin Funds as well as harm to the shareholders of Franklin. In particular, it is asserted that in order to secure growing hedge fund assets, account managers working under the putative supervision of Individual Defendants, allowed certain hedge fund investors to gain certain unfair trading advantages in exchange for high volume investments in the Franklin-

managed hedge funds. In particular, certain hedge fund investors were allowed the following privileges:

(a) They were allowed access to confidential information concerning the exact identity of the securities in which particular mutual funds and hedge funds were invested;

(b) They were allowed to place orders on mutual funds based on prices set on the daily "closing" price of a security on any given day despite the fact that the orders would come in minutes or hours after the close of trading - conditions which would mandate that the price set for the sale should have been established by the "opening" price on the following day of trading. This practice is commonly called "late trading;"

c) They were allowed to make mutual fund purchases and/or sales which exploited "stale" or outdated prices set on international security exchanges. This practice is termed "time trading."

5. As a result of the combination of inside proprietary information and the placing of "late trades" and "timed trades," non-insiders within the various mutual funds operated under the management of Franklin suffered to the extent that their monies were used to cover the cost of the short-swing trades engineered by selected "insider" hedge fund clients. On this basis, monies were actually diverted from mutual funds as a result of the actions of the "insiders."

6. When the above-referenced trading practices were uncovered by the New York State Attorney General's Office as part of a regulators' investigation into general mutual fund

industry practices, Franklin - through its subsidiaries- issued press releases indicating that it was under investigation. However, at this time, there has been no indication that the Individual Defendants- in their capacities as directors - will attempt to compensate for the losses suffered by its various funds by way of actions against the various hedge funds, Franklin employees who participated in the above-referenced scheme as well as the Individual Defendants' own dereliction of duties.

JURISDICTION AND VENUE

7. This derivative action is brought pursuant to Rule 23.1 of the Federal Rules of Civil Procedure.

8. Plaintiff is a citizen of New York. The nominal defendant, Franklin Resources, Inc. ("Franklin" or the "Company" or the "bank"), is a corporation organized under the laws of the state of Delaware with its principal executive office in One Franklin Parkway, San Mateo, California. The Company transacts business in this district. The amount in controversy exceeds $75,000, exclusive of interest and costs. This Court has diversity jurisdiction over this action pursuant to 28 U.S.C. §1332.

9. This action is not brought collusively to confer jurisdiction on this Court which it would not otherwise have. Venue is proper in this district because defendants transact in this district, BofA sells its mutual funds and common stock in this District and some of the events, actions and failures to act giving rise to the claims asserted herein occurred or impacted in this district.

PARTIES

10. Plaintiff is and at all times of the events complained of herein was an owner an owner of Franklin common stock.

11. The nominal Defendant, Franklin Resources, Inc. ("Franklin"), is the direct or indirect parent company of the Franklin entities describes in this Complaint. Franklin's primary offices are located at One Franklin Parkway, San Mateo, California, 94403. Franklin has operating subsidiaries and affiliates engaged in the United States mutual fund business under the trade name Franklin Templeton ("FT") Investments. Some of these subsidiaries and affiliates including Franklin Advisors, Inc. are investment advisors that offer and sell FT mutual funds to institutions and individuals. Other subsidiaries and affiliates include mutual fund retailers, broker-dealers and investment advisors that offer and sell the Franklin Templeton family of funds to investors.

12. Defendant Harmon E. Burns ("Burns") is and at all times relevant hereto has held the positions of Director, Vice Chairman and Member-Office of the Chairman of the Company. He has occupied the position of Director since 1991. Mr. Burns formerly served as Executive Vice President of the Company. He also served as the Officer and/or Director of many other subsidiaries. Additionally, Burns held the positions of Officer and/or Director or Trustee in 49 investment companies of Franklin Templeton Investments.

13. At all times relevant hereto, Defendant Charles Crocker has been a Director of Franklin. He has held this position since January 2003.

14. At all times relevant hereto, Defendant F. Warren Hellman has held the position

of Director of Franklin from January 1992 to January 2001.

15. At all times relevant hereto, Defendant Robert D. Joffee ("Joffee") has held the position of Director of Franklin. Joffee was elected a Director of Franklin in January 2003.

16. At all times relevant hereto, Charles B. Johnson ("CB Johnson") has held the position of Director of Franklin. He was elected a Director of Franklin in January 1969. He had served as the Chief Executive Officer of Franklin until January 2004. CB Johnson, however, continues to serve as Chairman of the Board and Director of Franklin. Additionally, CB Johnson has held the positions of Officer and/or Director or Trustee in 46 investment companies of Franklin Templeton Investments

17. At all times relevant hereto, Defendant Charles E. Johnson ("CE Johnson") has held the positions of Director, President and Member-Office of the President of Franklin. CE Johnson has served as Director from January 1993 to January 2002. In addition, CE Johnson has held the position of Officer and/or Director of many Company subsidiaries as well as Officer and/or Director or Trustee in 33 investment companies of Franklin Templeton Investments.

18. At all times relevant hereto, Defendant Rupert H. Johnson ("RH Johnson") has held the positions of Director, Vice Chairman and Member-Office of the Chairman of the Company of Franklin. He has served in the position of Director since1969. RH Johnson was formerly Executive Vice President. Additionally, RH Johnson has sufficed as Officer and/or Director of many other Company subsidiaries as well as Officer and/or Director or Trustee in 49 investment companies of Franklin Templeton Investments..

19. At all times relevant hereto, Defendant Thomas H. Kean has held the positions of

Director of Franklin since January 2003.

20. At all times relevant hereto, James A. McCarthy ("McCarthy")has occupied the position of Director of Franklin. McCarthy has served as Director since 1997.

21. At all times relevant hereto, Defendant Harry O. Kline held the position of Director of Franklin from January 1990 to January 2002.

22. At all times relevant hereto, Defendant Chutta Rathathican has held the position of Director with Franklin since January 2003.

23. At all times relevant hereto, Defendant Peter M. Sacerote ("Sacerote") has occupied the position as Director of Franklin. Sacerote was elected a Director of Franklin in January 1993.

24. At all times relevant hereto, Defendant Anne M. Tatlock ("Tatlock") has held the positions of Director, Vice Chairman and Member-Office of the Chairman. Tatlock was elected Director of Franklin January 2001. Tatlock also served as Chairman of the Board, Chief Executive Officer and Director of Fiduciary Trust Company International, a subsidiary of Franklin. Additionally, Tatlock sufficed as Officer and/or Director of certain other subsidiaries of Franklin.

25. At all times relevant hereto Louis E. Woodworth has held the position of Director with Franklin.

DUTIES AND OBLIGATIONS OF DIRECTORS

26. Each Individual Defendant owes and owed fiduciary duties to Franklin and its shareholders in connection with its operations, management and direction.

27. To discharge these duties, defendants were required, among other things to:

(a) Manage, conduct, supervise and direct the business affairs of Franklin in accordance with applicable state and federal law and rules and regulations;

(b) Neither violate nor permit any officer, director, agent or employee of Franklin to violate applicable state laws, federal laws, rules, regulations;

(c) To ensure the prudence and soundness of policies and practices undertaken or proposed to be undertaken by Franklin;

(d) Establish and maintain systematic and accurate controls over the business and affairs of Franklin in order to prevent 1) the disclosure of confidential information concerning the identity of the securities in which particular mutual funds, small mid-cap growth funds and hedge funds were invested; 2) the allowance of "late trading" by selected investors, 3) the allowance of "time trading" by selected investors and 4) potential and actual conflicts of interest in and between the management of mutual funds, small mid-cap growth funds and hedge funds.

(e) Maintain and implement an adequate and functioning system of internal financial and accounting controls, such that Franklin's financial and public statements and information would be accurate;

(f) Exercise supervision over the public statements made and/or issued to the securities markets relating to Franklin;

(g) Remain informed as to the status of Franklin's business, conditions, practices and operations, and upon receipt of notice or information of imprudent or unsound practices or operations, make reasonable inquiry in connection therewith, and take steps to correct such practices or operations and make such disclosures as are necessary to comply with state and federal securities laws; and

(h) Supervise the preparation and filing of any audits, reports or other information required by law of Franklin, and examine and evaluate any reports of examinations, audits or other financial information concerning the financial affairs of Franklin, and make full and accurate disclosure of all material facts concerning, *inter alia*, each of the subjects and duties set forth above.

28. The Individual Defendants breached their fiduciary duties by, among other things:

(a) permitting wrongful business practices to occur which had the effect of allowing certain fund holders to improperly benefit at the expense of others;

(b) supervising inadequately the employees and managers of Franklin and failing to instruct them to act with honesty and integrity in order to preserve and enhance Franklin's reputation in the business community;

(c) recklessly exposing Franklin to millions dollars of damages, including costs associated with class actions brought by shareholders of the Franklin for violations of federal securities laws; and

(d) failing to institute legal action against those officers, directors and/or employees, as well as third parties responsible for permitting Franklin to engage in the conduct complained of herein.

DEMAND ON THE BOARD OF DIRECTORS

29. Plaintiff has not made a demand on Franklin's Board of Directors to pursue the claims herein, because such a demand is excused and would have been a futile act for the reasons set forth below:

(a) The board itself is accused of a breach of fiduciary duties and its members are implicated in and liable for failing to put into place adequate internal controls and adequate means of supervision to prevent the wrongful conduct referred to herein;

(b) The directors are biased toward one another as a result of overlapping directorships that they hold and overlapping business relationships that they maintain;

(c) A substantial likelihood exists that the defendants did not exercise valid business judgment because the wrongful actions and/or in actions by the defendants alleged herein amounted to breaches of the defendants, fiduciary duties of good faith, disclosure, due care and loyalty to Franklin and its stockholders, and an abdication of the directors' responsibilities giving rise to liability to Franklin,

(d) The transient competitive advantages gained by the wrongful conduct also translated into higher salaries, increased bonuses, more stock options and other compensation, and significant profits from high value investments which were not shared by other fund holders, for the defendants who served as directors and executive officers of Franklin; and

(e) By virtue of the lucrative individualized compensation packages received by the defendants, they serve the management of Franklin and cannot be deemed independent for purposes of a demand.

SUBSTANTIVE ALLEGATIONS

30. This action concerns a fraudulent scheme and course of action which was

intended to and indeed did benefit mutual funds and their advisors at the expense of mutual fund investors. In connection therewith, defendants violated their fiduciary duties to their customers in return for substantial fees and other income for themselves and their affiliates.

31. The defendants' wrongful conduct involved "timing" of mutual finds. "Timing" is an investment technique involving short term, "in and out" trading of mutual fund shares. The technique is designed to exploit inefficiencies in the way mutual fund companies price their shares. It is widely acknowledged that timing inures to the detriment of long term shareholders. Because of this detrimental effect, mutual fund prospectuses typically state that timing is monitored and the funds work to prevent it. Nonetheless, in return for investments that will increase fund managers' fees, fund managers enter into undisclosed agreements to allow timing.

32. In fact, certain mutual fund companies have employees (generally referred to as the "timing police") who are supposed to detect "timers" and put a stop to their short-term trading activity. Nonetheless, defendants arranged to give market timers a "pass" with the timing police, who would look the other way rather than attempt to shut down their short-term trading.

33. The mutual fund prospectus for the funds at issue created the misleading impression that mutual funds were vigilantly protecting investors against the negative effects of timing. In fact, the opposite was true: defendants sold the right to time their funds to other hedge fund investors. The prospectuses were silent about these arrangements.

34. As a result of the "timing" of mutual funds, Daniel G. Calugar ("Calugar"), owner and President of Security Brokerage, Inc. ("SBI") who has been charged with late trading, market timing and entering into "sticky asset" arrangements with mutual fund firms, the Doe

Defendants, other timers, and defendants and their intermediaries profited handsomely. The losers were unsuspecting long-term mutual fund investors. Defendants' profits came dollar-for-dollar out of their pockets.

TIMING

35. Mutual funds are designed for buy-and-hold investors, and are therefore the favored homes for Americans' retirement and college savings accounts. Nevertheless, quick-turnaround traders routinely try to trade in and out of certain mutual funds in order to exploit inefficiencies in the way they set their Net Asset Values or "NAVs."

36. The strategy works only because some funds use "stale" prices to calculate the value of securities held in the fund's portfolio. These prices are "stale" because they do not necessarily reflect the "fair value" of such securities as of the time the NAV is calculated. A typical example is a U.S. mutual fund that holds Japanese shares. Because of the time zone difference, the Japanese market may close at 2:00 a.m. New York time. If the U. S. Mutual fund manager uses the closing prices of the Japanese shares in his or her fund to arrive at an NAV at 4:00 p.m. in New York, he or she is relying on market information that is fourteen hours old. If there have been positive market moves during the New York trading day that will cause the Japanese markets to rise when it later opens, the stale Japanese prices will not reflect them, and the fund's NAV will be artificially low. Put another way, the NAV does not reflect the true current market value of the stocks the fund holds. On such a day, a trader who buys the Japanese fund at the "stale" price is virtually assured of a profit that can be realized the next day by selling. Taking advantage of this kind of short-term arbitrage repeatedly in a single mutual fund is called

"timing" the fund.

37. Effective timing captures an arbitrage profit. The arbitrage profit from timing comes dollar-for-dollar out of the pockets of the long-term investors: the timer steps in at the last moment and takes part of the buy-and-hold investors' upside when the market goes up, so that the next day's NAV is reduced for those who are still in the fund. If the timer sells short on bad days – as the Calugar and the Defendants did – the arbitrage has the effect of making the next day's NAV lower than it would otherwise have been, thus magnifying the losses that investors are experiencing in a declining market.

38. Besides the wealth transfer of arbitrage (called "dilution"), timers also harm their target funds in a number of other ways. They impose their transaction costs on the long term investors. Indeed, trades necessitated by timer redemptions can also lead to realization of taxable capital gains at an undesirable time, or may result in managers having to sell stock into a falling market. Accordingly, fund managers often seek to minimize the disruptive impact of timers by keeping cash on hand to pay out the timers' profits without having to sell stock. This "strategy" does not eliminate the transfer of wealth out of the mutual fund caused by timing; it only reduces the administrative costs of those transfers. However, at the same time it can also reduce the overall performance of the fund by requiring the fund manager to keep a certain amount of the funds' assets in cash at all times, thus depriving the investors of the advantages of being fully invested in a rising market. Some fund managers even enter into special investments as an attempt to "hedge" against timing activity (instead of just refusing to allow it), thus deviating altogether from the ostensible investment strategy of their funds, and incurring further transaction costs.

39. Mutual fund managers are aware of the damaging effect that timers have on their funds. While it is virtually impossible for fund managers to identify every timing trade, large movements in and out of funds – like those made by Calugar and the Doe Defendants – are easy for managers to spot. And mutual fund managers have tools to fight back against timers.

40. Fund managers typically have the power simply to reject timers's purchases. As fiduciaries for their investors, mutual fund managers are obliged to do their best to use these weapons to protect their customers from the dilution that timing causes.

41. The incentive to the defendant mutual funds to engage in such wrongdoing is as follows. Typically a single management company sets up a number of mutual funds to form a family. While each mutual fund is in fact its own company, as a practical matter the management company runs it. The portfolio managers who make the investment decisions for the funds and the executives to whom they report are typically employees of the management company, not the mutual funds themselves. Still, the management company owes fiduciary duties to each fund and each investor.

42. The management company makes its profit from fees it charges the funds for financial advice and other services. These fees are typically a percentage of the assets in the fund, so the more assets in the family of funds, the more money the manager makes. The timer understands this perfectly, and frequently offers the manager more assets in exchange for the right to time. Fund managers have succumbed to temptation and allowed investors in the target funds to be hurt in exchange for additional money in their own pockets in the form of higher management fees.

43. Thus, by keeping money – often many million dollars – in the same family of mutual funds (while moving the money from fund to fund), Calugar and the Doe Defendants assured the manager that he or she would collect management and other fees on the amount whether it was in the target fund, the resting fund, or moving in between. In addition, sometimes the manager would waive any applicable early redemption fees. By doing so, the manager would directly deprive the fund of money that would have partially reimbursed the fund for the impact of timing.

44. As an additional inducement for allowing the timing, fund managers often recieved "sticky assets." These were typically long-term investments made not in the mutual fund in which the timing activity was permitted, but in one of the fund manager's financial vehicles (e.g. a bond fund or hedge fund run by the manager) that assured a steady flow of fees to the manager.

45. These arrangements were never disclosed to mutual fund investors. On the contrary, many of the relevant mutual fund prospectuses contained materially misleading statements assuring investors that the fund managers discouraged and worked to prevent mutual fund timing,

THE MUTUAL FUND INDUSTRY UNDER ATTACK

46. On September 3, 2003, the New York State Attorney General Elliot Spitzer (the "Attorney General") attacked the mutual fund industry by filing a complaint charging fraud against Stern and Canary in connection with the unlawful mutual practices of late trading and timing. More specifically, the Attorney General alleged the following: "Canary developed a

complex strategy that allowed it to in effect sell mutual funds short and profit on declining NAVs." Additionally, the Attorney General alleged that Canary set up arrangements with Bank of America, Bank One, Janus and Strong to late trade and time those companies respective mutual funds. The Attorney General further alleged:

> Bank of America . . .(i) set Canary up with a state of the art electronic late trading platform, allowing it to trade late in the hundreds of mutual funds that bank offers to its customers, (ii) gave Canary permission to time the Nations Funds Family (iii) provided Canary with approximately $300 million of credit to finance this late trading and timing, and (iv) sold Canary the derivative short positions it needed to time the funds as the market dropped. None of these facts were disclosed in the nations Fund prospectuses. In the process, Canary became one of the Bank of America's largest customers. The relationship was mutually benefitted in that Canary made tens of millions through late trading and timing, whole the various parts of the Bank of America that serviced Canary made millions themselves.

47. In connection with an examination of active trading of mutual fund shares by the United States Securities and Exchanged Commission ("SEC") and the Attorney General, defendants received inquiries and subpoenas for documents from those agencies.

THE SCHEME WITHIN THE FT FUNDS

Background to the Post/Calugar Agreement

48. In early 2001, William Post ("Post"), an employee of Franklin from June 2000 to December 2003, and other FT senior management executives were responsible for structuring an array of new FT hedge funds. Outside financing was essential in getting the hedge funds off the ground and new investors such as DCIP were actively sought after by Post and others.

49. Since at least March of 2001, FT senior management courted an investment from

Calugar's limited partnership, DCIP. In a summarization of a meeting of the Franklin Templeton Asset Strategies ("FTAS") group dated march 18, 2001 involving Maria DeLucchi-Kahale ("Kahale"), Post, Roberta Kameda ("Kameda"), Toby Mumford ("Mumford"), Mary Sherlock ("Sherlock"), Bruce Rosenberg ("Rosenberg"), Shawn Wells ("Wells"), and Lavanya Shahani ("Shahani"), Kahale wrote that she would be responsible for sending DCIP a "PPM" or private Placement Memorandum for the FT Hedge Fund.

50. On April 6, 2001, Calugar opened a $30 million dollar profit sharing account under the name of his broker-dealer, Security Brokerage, Inc. Many Franklin employees, including but not limited to, Tom Johnson ("T. Johnson"), Peter Jones ("Jones"), Philip Bensen ("Bensen"), Murray Cleaner ("Cleaner") and Post were aware of the account and were also aware that Calugar was a known market timer.

51. T. Johnson stated in an email dated April 20, 2001: "The client [SBI/Calugar] is a b/d that is a timer. My buddy at MFS informed me the other day that Security Brokerage dumped $11 million of timing money. They are new to us and MFS. Per Shannon's internal, they have permission to time." The email further stated that they have accepted the plan and that Calugar has agreed to two (2) round trips a quarter allowed by the prospectus.

52. As the sole participant in the profit sharing 401(K) plan, Calugar specifically sought direct his market timing efforts through this type of plan in order to avoid detection and fees.

53. Jones expressed concern with this initial agreement,:

I feel uncomfortable with this plan. How are we monitoring? Did

> we pay 1% or straight NAV? What funds are being used?" FT did not pay 1% upfront, but 12b-1 fees were to begin immediately. 121 12b1 payment structure will not generate a loss to FT as most likely a finders fee would. I wonder if taking this type of business sends the wrong message into the world that Tom Johnson is trying to control. What costs do we incur for the conversion and would we loose money if we converted and then had to ask the account to leave after 6 mos.

54. T. Johnson further stated that "my main concern is regarding the finder's fees and timing. Since we are not paying a prepaid and we can monitor for compliance I'm find. My thoughts though are that it doesn't pass the smell test." Jones' responded as follows: "based on everything I've heard, let's pass . . . we do not want timing money."

55. Despite these concerns, FT and Post ultimately could not pass up Calugar as a lucrative hedge fund client and in return allowed Calugar to violate the FT Funds' prospectuses by market timing FT Funds.

56. As T. Johnson pointed out in an email dated August 9, 2001: "I learned from Maria Delucchi-Kahale of Bill Post's area that the client we are going to allow to time is Dan Calugar of Security Brokerage in Las Vegas. The same gentleman that was to be sole participant in the below plan (SBI profit Sharing Plan) and previously times us through his own b/d."

57. After the $30 million dollar profit sharing account was established for Calugar, on August 13, 2001, Post made a hedge fund pitch presentation to Calugar/DCIP in Las Vegas.

58. On August 15, 2001, T. Johnson sent out an email to Kahale regarding the procedure for processing SBI "timing" account. In it he stated that the SBI trades should be "entered as a wrap - straight NAV with no prepay and no CDSC8. Also by prospectus, we don't

allow prepaid commissions on timing accounts."

59. On August 28, 2001, Benson responded to Jones' June 4, 2001 email where Jones stated that he would "pass" on Calugar's "timing money" as follows: "Interesting development: We heard from the rep that this client some how got in touch with Chuck Johnson. While we don't know what was discussed completely, Chuck agreed to accept this clients money in various funds and a hedge fund."

Sticky Asset Agreement Between Post and Calugar

60. On August 14, 2001, Calugar thanked Post for the August 13, 2001 presentation regarding the Franklin hedge funds. In addition, Calugar summarized the discussions between himself and Post as follows:

> I want to confirm that, pursuant to our discussions, we intend to place the following new purchases in Franklin Templeton Mutual funds: DCIP, LP (DCIP) will purchase $10 million in the Franklin Templeton Strategic Growth Fund, LP effective September 1. We will wire the funds for this investment on August 20. During the balance of 2001, Security Brokerage, Inc. (SBI) will make the purchases of up to $45 million in the Franklin Strategic Small Cap Growth Funs (FRSGX).
>
> These positions will be invested using a market timing approach we discussed and as described below. All positions will be held in the name of Security Brokerage, Inc. and will be registered as Network Level 3 positions and exchanged through NSCC Fund/SERV. I will e-mail the account number for the mutual fund position as soon as the account is set up.
>
> The aggregate number of round trip exchanges between the Small Cap Growth Fund and the Franklin Money fund made by the market timing model will not exceed four per month. I recognize that market timing is a privilege and not a right, and should Franklin Templeton at any future time elect to terminate our exchange privilege for this account (or assess exchange fees on the account)we will promptly cease all exchange activity. As we discussed, should that decision be

> made, we would appreciate your exercising discretion to permit DCIP the option to redeem its hedge fund position.
>
> My intent is that DCIP will keep the hedge fund positions for at least as long as Security Brokerage is permitted to have the timing allocation in Franklin Templeton mutual funds. I very much appreciate the privilege of making these investments and the work that you have done to make this possible.

61. The agreement as set forth above stated that an investment of $10 million would be made in the hedge fund. In return, Calugar would be permitted to invest $45 million in market timing money through his broker-dealer SBI.

62. The market timing agreement essentially allowed SBI/Calugar the following three privileges: (1) Ability to use Fund/SERV to place the market timing trades; (2) Ability to make four exchanges or round trips per month; and (3) Waiver of the 2% redemption fee for any market timing trades.

63. Calugar wanted to use Fund/SERV to circumvent the FT market timing desk and to place trades as late in the day as possible even though it was FT's policy that known market timers were required to register and place trades through the market desk.

64. Unlike the prior arrangement that limited Calugar to two (2) round trips a quarter in the profit sharing plan, this new arrangement violated prospectus disclosure by allowing four (4) round trips per month in a fund that prohibited market timing outright.

65. On August 14, 2001, Calugar on behalf of his limited partnership, DCIP, signed the subscription agreement for the FT Hedge Fund.

66. Calugar communicated his intentions to market time FT Funds to Post and other

Franklin employees, including fund managers. For example, Calugar wrote Post an e-mail on August 17, 2001, which stated:

> I would like to give Ed Jamieson10 a call make sure that he feels comfortable with the timing investment that we plan to make in the Franklin Small Cap Fund. I know that you have discussed this issue with both Ed and Greg Johnson11, but I think it would be helpful for me to make a personal call to the fund manager to give him the chance to ask any questions he might have and make sure that we are all on the same page. I have done this in several other mutual funds in which we are invested in both hedge fund and mutual fund products, and I think it has been productive in creating a stronger relationship. I correspond with Ed by mail and e-mail earlier this year but I have not spoken to him directly about the arrangement we hope to pursue with Franklin Templeton.

67. In another e-mail to Post, Calugar specifically sought assurances regarding his need to make four (4) exchanges per month and pointed out that the FRSGX prospectus language did not permit it. More specifically, Calugar stated:

> Just looking at the prospectus, I don't see a solution to these issues that would permit us to make the 4 round trip exchanges per month that we desire to place for the assets invested in Franklin Small Cap Growth. As you know, there is a one year lock up on the funds invested in the Franklin Templeton Strategic Growth Fund, so it is important to me that before we make a $10 million investment in the hedge fund, we are able to make reasonably certain that we will be able to make the Franklin Small Cap Growth Find investment in the manner that we have presented to you.
>
> Because of the significance of this matter, I would like to be able to discuss any proposed solution to these issues both with you and the persons on the mutual fund side who monitor and enforce the market timing rules to make sure we are all on the same page. It seems clear to me that movement of $45 million mutual fund position will not go unnoticed, and I want to determine, before making the investment, what the response from the market timing reviewers will be.

68. Clearly Calugar was adept at making these types of deals, having made the same arrangements with other mutual fund companies such as MFS and Alliance. Equally clear was that he was not going to make the hedge fund investment without a quid pro quo: the ability to make at least four (4) exchanges per month in FRSGX.

69. On August 29, 2001, an e-mail on behalf of Post is sent to Calugar reassuring him of the terms of the agreement. The e-mail stated in response to all of the statements made in Calugar's August 23, 2001 e-mail: "Provided your trades are limited to no more that four (4) per month and you use Fund/SERV for these exchanges, the 2% fee will not be assessed." The e-mail further stated:

> We understand that your investment in our hedge fund is contingent on your ability to invest in our mutual funds. However, we reserve the right to revoke your right to make multiple monthly trades thereby subjecting you to the timing penalty. Further, in the event we revoke your right to multiple monthly trading, we would allow you to withdraw your funds from our hedge funds without penalty notwithstanding the lockup requirement.

70. On August 29, 2001, Calugar responded to the above e-mail by replying in an email to Ann Guss and Post, but raised two additional concerns:

> I very much appreciate the letter you e-mailed me. It addresses each of the concerns that I had expressed to Bill Post.
>
> There are two clarifications that I would like to make just to assure that there is no misunderstanding:
>
> (1) I discussed with Mr. Post our desires to make 4 "round trip" exchanges per month. That is to say, we would not exceed more than 4 exchanged "from equity to money market" during any calendar month, and we will not make more than 4 exchanges "from money

> market back to equity" in any month. To make four exchanges "out of equity" with a position results in a total of eight exchanges into equity for every exchanges out of equity.
>
> (2) Each of our exchanges is a full exchange of all shares owned from equity to money market or from money market to equity.
>
> I don't think these two points are inconsistent with your letter, but if that is not the case, I would appreciate your letting me know.

71. On the same day, Guss sent an e-mail back to Calugar on behalf of Post. In it she stated:

> I have spoken with Bill Post regarding concerns stated below, and here is his response;
>
> 1. Four "round trip' exchanges are OK
>
> 2. Yes, we understand that exchange is a full exchange.

72. On September 6, 2001, Calugar followed the instructions per August 29th e-mail on behalf of Post and wired the $10 million investment to Franklin for investment in the FT Hedge Fund. This investment represented 59% of the total funds invested in FT Hedge Fund.

73. On September 9, 2001, SBI opened an additional account with the Franklin for the sole purpose of making prohibited market timing trades in the Franklin Small-Mid Cap Growth fund.

74. On October 24, 2001, Calugar stated to Post with a copy to T. Johnson: "I plan to wire make a $24 million purchase in Franklin Money Market on Friday, October 26, for later investment in Franklin Small Cap Growth, I will advise you and Tom Johnson when we make our first exchange into equity with these funds so that you can block any commission payment to

Security Brokerage."

75. In the same e-mail, Calugar inquired about increasing his hedge fund investment in return for a corresponding increase in his market timing allocations:

> I also wanted to know whether you might be in a position to take an additional $15 million hedge investment with an aditional $65 million invested in the Small Cap Growth Fund? That would bring my hedge fund investment to $25 million and my mutual fund investment to $110 million. I would need to get funding from Citibank to do this, and it would probably take a month or two to get the loan in place. There is no guarantee that I could get the funding from Citibank, but if the positions are available I will see what Citibank can do.

76. Post sent this e-mail message to T. Johnson and Jones. In an e-mail string of October 29, 2001 that discusses the additional investment by Calugar, T. Johnson stated that Calugar had done "three roundtrips" in FRSGX. He further stated: "The moves are for 100% or approx $20 million. I should have added that they have been in the Small Mid a total of 5 days - two 2 days trips and one 1 day trip. Another $25 million was sent to the money market account last Friday and I'll make sure that there is no prepaid commission when it eventually exchanges to the Small Mid."

77. The SBI account made three (3) exchanges in approximately $20 million dollar blocks of trades. Calugar, apparently for business reasons, decided to redeem $44.6 million out of the account on November 9, 2001. He stated in an e-mail dated November 5, 2001 to Post:

> I have decided against increasing my outstanding leverage with Citibank and in fact I have decided to repay my existing margin balance to Citibank. For this reason, today I redeemed $44.6 million out of Franklin Money Market. I intend to keep my Franklin

> Templeton Hedge Fund position, but I do not believe that I will be in a position to add to my Hedge Fund position in the near future. I do have, however, as a long term goal, the desire to increase my investment in your hedge fund, and to purchase back the mutual fund position, but I believe that I won't be in a position to do so for 6 months to a year.

Additional Investment Proposals

78. On April 2, 2002, Calugar sent a letter to Post regarding an additional sticky asset arrangement whereby Calugar would increase his investment in FT Hedge Fund to $70 million and be permitted to market time $280 million in four additional Franklin Templeton mutual funds. Calugar's letter stated that he 'would anticipate making up to 12 round trip exchanges per calendar quarter" and he would make this mutual fund investment through a 401(k) account so that "my investment would appear to qualify for the exemption from the 2% redemption fee placed on ordinary funds that exchange more than twice in a 90 day period."

79. On April 5, 2002, Calugar e-mailed Post regrading future investments and specifically outlined Calugar's trading strategy.

80. In April of 2002, Post began to shop additional timing capacity in other mutual fund complexes on behalf of Calugar. Post requested new account documents on behalf of SBI/Calugar from Capital Research and Management ("CRM"), the investment advisor to the American Funds.

81. On April 10, 2002, a Susan Lindgren ("Lindgren") Vice President of the Client Service Division sent Post the new account information for Security Brokerage Profit Sharing

Trust to open a 401(k) account with the American Funds.

82. On April 10, 2002, Lingden on behalf of Jeff Paster sent prospectuses and a new account application for Calugar and SBI.

83. On April 23, 2002, Post sent a letter to Paster, an employee of Capital Guardian Trust Company, an investment advisor affiliate of CRM. Post outlines the investment strategy of Calugar and SBI and asked whether the "Proposed trading activities" were acceptable to the American Funds."

84. In a memorandum dated May 13, 2002, from Calugar to Post, Calugar stated that he is "no longer interested in trying to obtain permission to make 2 round trips per quarter between your money market and equity mutual funds." However, he may be interested in structuring a leveraged position in FT hedge funds. In reposnse, Post arranged to meet Calugar on June 18, 2002.

85. On June 20, 2002, Calugar wrote to Post regarding Citibank's terms regarding loans secured by the hedge fund positions. One June 26, 2002, Calugar stated in an e-mail to Post that although he believed that he could structure a loan through Citibank to make a leveraged purchase of additional interest in the FT Hedge Fund, he won't because the fund has not been preforming well enough to "justify the risk of making a leverage purchase."

86. On August 1, 2002, Calugar wrote a letter to Post with a copy to Kahale requesting a redemption of 100% of DCIP, LP in the Franklin Templeton Strategic Growth Fund, LP as of September 30, 2002." In or about August 2002, Calugar decided to redeem his $10

million investment from the FT Hedge Fund.

87. Calugar's redemption would cause the fund of hedge funds to fail without further financing since the total amount was spread between 14 individual hedge fund managers and each hedge fund required a minimum investment of $1 million.

88. Clearly Calugar's $10 million dollar investment was integral to the survival of the hedge funds structured by Post and Franklin. In an internal FT memorandum dated August 15, 2002, it was noted that Calugar's redemption would lower the hedge fund's asset total $7.1 million dollars and investments in each underlying hedge fund would fall below the $1 million dollar threshold, as a result becoming a "disaster for the funds."

89. The actions of the defendants have harmed plaintiff. In essence, the defendants' actions of allowing market timing to occur have caused plaintiff's shares to be diluted in value.

90. As such, defendants have breached their fiduciary duties to plaintiff by lying to investors about their effort to curb market timers by entering into undisclosed agreements intended to boost their fees and permitting the Calugar and the Doe Defendants and others to time the mutual funds.

THE TRUTH BEGINS TO EMERGE

91. On February 4, 2004, the Massachusetts Securities Division of Office of the Secretary of the Commonwealth, William Galvin, filed an administrative complaint (the 'administrative complaint") against Franklin, charging them with fraud in a scheme that allowed a wealthy Las Vegas investor to market time $45 million in the FT Funds in exchange for a $10

million investment ina Franklin Hedge Fund. The complaint asks that Franklin disgorge illegal profits back to fund shareholders, cease and desist from violations of the Uniform Securities Act and pay an administrative fine, the amount to be determined.

92. The complaint charged that in 2001 Post of Franklin made an agreement with the Calugar, in which Calugar would make a $10 million investment in Franklin Templeton Hedge Funds in return for being allowed to market time the FT Funds. The prospectus for the FT Funds that was market timed specifically prohibited market timing.

THE FT FUNDS' PROSPECTUSES WERE MATERIALLY FALSE AND MISLEADING

93. The Prospectuses falsely stated that the FT Funds safeguarded shareholders from harmful effects of timing by forcing the timer to bear the costs of such trading. More specifically, the FT Prospectus stated:

> **MARKET TIMERS The Aggressive Growth Fund, large Cap Fund and Small Cap Fund II may restrict or refuse purchases or exchanges by Market Timers. The California Fund and Small Cap Fund I do not allow investments by Market Timers. You may be considered a Market Timers if you have (i) requested an exchange our of any of the Franklin Templeton funds more than twice within a rolling 90 day period, or (iii) otherwise seem to follow a market timing pattern that may adversely affect the funds. Accounts under common ownership or control with an account that is covered by (i), (ii) or (iii) are also subject to these limits.** (Emphasis added.)

94. In addition to the language pertaining to market timers, FT prospectuses contain the following language with respect to excessive trading:

> **Because excessive trading can hurt fund performance**

> **operations, and shareholders, the Funds reserve the right to revise or terminate the exchange privilege, limit the amount or number of exchanges, reject any exchange, or restrict or refuse purchases if (i) a Fund or it's manager believed the Fund would be harmed or unable to invest effectively, or (ii) a fund receives or anticpates simultaneous orders that may significantly affect the Fund.** (Emphasis added.)

95. Given that the defendant's allowed market timing of its funds to occur, its prospectuses were false and misleading because it failed to disclose the following: (a) that defendants had entered into unlawful agreements allowing Calugar and the Doe Defendants to time its trading of the FT Funds shares; (b) that, pursuant to those agreements, Calugar and the Doe Defendants regularly timed the FT Funds; (c) that, contrary to the representations in the Prospectuses, defendants only enforced their policy against frequent traders selectively; 9d) that the defendants regularly allowed Calugar and the Doe Defendants to engage in trades that were disruptive to the efficient management of the FT Funds and/or increased the FT Funds' costs; thereby reducing the FT Funds actual performance; and (e) the Prospectuses failed to disclose that, pursuant to the unlawful agreements, Calugar and the Doe Defendants benefitted financially at the expense of FT Funds' investors including plaintiff.

UNDISCLOSED ADVERSE INFORMATION

96. The market for the FT Funds was open, well-developed and efficient at all relevant times. As a result of these materially false and misleading statements and failures to disclose, the FT Funds traded at distorted prices at all relevant times. Plaintiff purchased or otherwise acquired the FT Funds relying upon the integrity of the NAV for the FT Funds and

market information relating to the FT Funds, and have been damaged thereby.

97. At all relevant times, defendants materially misled the investing public, thereby distorting the NAV of the FT Funds, by allowing Calugar and the Doe Defendants to time the FT Funds.

98. At all relevant times, the material misrepresentations and omissions particularized in this Complaint directly or proximately caused or were a substantial contributing cause of the damaged sustained by plaintiff.

COUNT I

DERIVATIVE CLAIM FOR BREACH OF FIDUCIARY DUTY

99. Plaintiff incorporates by reference and realleges each and every allegation contained above, as though fully set forth herein.

100. The Individual Defendants breached their fiduciary duties to Franklin and to its shareholders by failing in their responsibility to maintain adequate controls and by employing improper and inadequate practices and procedures in managing the Franklin Funds, the result of which allowed certain fund holders to improperly benefit at the expense of other fund holders to whom Franklin and its subsidiaries owed similar fiduciary duties.

101. The Individual Defendants owe and owed a fiduciary duty to Franklin to supervise the Franklin Funds and to prevent 1) the disclosure of confidential information concerning the identity of the securities in which particular mutual funds and hedge funds were invested; 2) the allowance of "late trading" by selected investors, 3) the allowance of "time trading" by selected

investors and 4) potential and actual conflicts of interest in and between the management of mutual funds and hedge funds.

102. Nevertheless, the Individual Defendants have engaged in the sustained and systematic breach of their fiduciary duties by failing to properly supervise and monitor Franklin so as to insure compliance with Federal and State laws, rules and regulations and to ensure that integrity of Franklin. As a result of these breaches, the above-referenced wrongful practices - including but not limited to the selective disclosure of confidential information, the allowance of selective "time trading," the allowance of selective "late trading" as well as failure to prevent the existence of conflicts of interest between selected hedge fund holders and holders of mutual funds managed by Franklin through its subsidiaries - could and did occur, to the detriment of Franklin and shareholders within the FT Funds.

103. As a result of defendants' breaches, Franklin is the subject of derivative action by allegedly defrauding investors and an SEC investigation, has lost market share, has had its reputation in the business community tarnished and has thus been damaged.

104. Plaintiff has no adequate remedy at law.

WHEREFORE, plaintiff demands judgment as follows:

A. Directing defendants to account to the Company for all damages sustained or to be sustained by the Company by reason of the wrongs alleged herein;

B. Requiring the Individual Defendants to return to Franklin all salaries and the value of other remuneration of whatever kind paid to them by the Company during the time they were in breach of the fiduciary duties they owed to Franklin.

C. Directing defendants to pay interest at the highest rate allowable by law on the amount of damages sustained by the Company as a result of defendants' culpable conduct;

D. Directing the defendants to institute appropriate legal actions to return all profits made by third parties as well as current or former employees by virtue of the improper conduct alleged herein.

E. Awarding plaintiff the costs and disbursements of this action, including reasonable attorneys' and experts' fees and expenses; and

F. Granting such other and further relief as the Court may deem just and proper.

DATED:March 30, 2004

BULL & LIFSHITZ, LLP

By: ______________________
Peter D. Bull (PB-9118)
Joshua M. Lifshitz (JL-9172)
18 East 41st Street
New York, New York 10017
Telephone: (212) 213-6222

Attorneys for Plaintiff

VERIFICATION

HEDI HERTZ, being duly sworn, deposes and says:

I am a Plaintiff in the above-entitled action, have read the foregoing Verified Stockholder Derivative Complaint and know the contents thereof, and the same is true to my own knowledge, except as to the matters therein stated to be alleged upon information and belief, and as to those matters I believe them to be true.

Hedi Hertz

HEDI HERTZ

FRANKLIN TEMPLETON
INVESTMENTS

One Franklin Parkway
San Mateo, CA 94403-1906
tel 650/312.2000
franklintempleton.com

April 21, 2004

Filing Desk
U.S. Securities and Exchange Commission
450 Fifth Street N.W.
Washington, DC 20549

Re: Filings for All Listed Parties as Attached in Exhibit A Pursuant to Section 33(a) of the Investment Company Act of 1940, as amended (the "1940 Act").

Ladies and Gentlemen:

Enclosed for filing pursuant to Section 33(a) of the 1940 Act, on behalf of all listed parties named in attached Exhibit A, as applicable, is a copy of a Complaint filed by a shareholder of the Fund in the United States District Court, District of Nevada in the matter of Jeffery Bennett v. Franklin Resources, Inc., et al. Case No. CV-S-04-0154.

Please acknowledge receipt of this filing by date-stamping the enclosed copy of this letter and returning it in the envelope provided.

If you have any questions, please contact the undersigned at (650) 312-4843.

Sincerely,

Aliya Gordon
Associate Corporate Counsel

Enclosure

Barbara J. Green, Esq. (w/o enclosure)
Murray L. Simpson, Esq. (w/o enclosure)

FRANKLIN TEMPLETON
INVESTMENTS

One Franklin Parkway
San Mateo, CA 94403-1906
tel 650/312.2000
franklintempleton.com

April 21, 2004

Filing Desk
U.S. Securities and Exchange Commission
450 Fifth Street N.W.
Washington, DC 20549

Re: Filings for All Listed Parties as Attached in Exhibit A Pursuant to Section 33(a) of the Investment Company Act of 1940, as amended (the "1940 Act").

Ladies and Gentlemen:

Enclosed for filing pursuant to Section 33(a) of the 1940 Act, on behalf of all listed parties named in attached Exhibit A, as applicable, is a copy of a Complaint filed by a shareholder of the Fund in the United States District Court, District of New Jersey in the matter of Frank Tricarico v. Franklin Resources, Inc., et al. Case No. CV-04-1052 JAP.

Please acknowledge receipt of this filing by date-stamping the enclosed copy of this letter and returning it in the envelope provided.

If you have any questions, please contact the undersigned at (650) 312-4843.

Sincerely,

Aliya Gordon
Associate Corporate Counsel

Enclosure

Barbara J. Green, Esq. (w/o enclosure)
Murray L. Simpson, Esq. (w/o enclosure)